UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

NEW PLAN EXCEL REALTY TRUST, INC.

(Name of Subject Company)

NEW PLAN EXCEL REALTY TRUST, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

648053106

(CUSIP Number of Class of Securities)

Steven F. Siegel, Esq.

Executive Vice President, General Counsel and Secretary

New Plan Excel Realty Trust, Inc.

420 Lexington Avenue

New York, New York 10170

(212) 869-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

WITH COPIES TO:

J. Warren Gorrell, Jr., Esq.

David W. Bonser, Esq.
Hogan & Hartson LLP

555 Thirteenth Street, N.W.

Washington, D.C. 20004

(202) 637-5600

☐               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The purpose of this Amendment No. 2 is to amend and restate Item 4, update the disclosure under Item 8. “Additional Information—Certain Litigation,” and amend and restate the exhibit list under Item 9 of the solicitation/recommendation statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2007, as amended by Amendment No. 1 thereto filed with the Commission on March 21, 2007 (as previously filed and amended with the Commission, the “Schedule 14D-9”), by New Plan Excel Realty Trust, Inc., a Maryland corporation (“New Plan,” “we,” “us,” “our,” or the “company”), relating to the tender offer by Super MergerSub Inc., a Maryland corporation which we refer to as the “purchaser,” pursuant to which the purchaser is offering to purchase for cash all outstanding shares of New Plan’s common stock, par value $0.01 per share, at a price of $33.15 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase (together with any amendments or supplements thereto, the “offer to purchase”) and the related letter of transmittal (together with any amendments or supplements thereto, the “letter of transmittal” and, together with the offer to purchase, the “tender offer”). The purchaser parties are affiliates of Centro Properties Limited, or “Centro,” a retail investment organization specializing in the ownership, management and development of retail shopping centers across Australia, New Zealand and the United States. The tender offer is more fully described in the tender offer statement on Schedule TO and related exhibits initially filed by the purchaser with the Commission on March 8, 2007, as amended by Amendment No. 1 thereto filed by the purchaser with the Commission on March 21, 2007, and as further amended by Amendment No. 2 thereto filed by the purchaser with the Commission on March 29, 2007.

The tender offer is being made in connection with the Agreement and Plan of Merger, dated as of February 27, 2007 (together with any amendments or supplements thereto, the “merger agreement”), that we and Excel Realty Partners, L.P., a partnership of which we are, indirectly through a wholly owned subsidiary, the sole general partner (“DownREIT Partnership”), have entered into with the purchaser, Super IntermediateCo LLC, a Maryland limited liability company and the purchaser’s parent entity (“parent”), and Super DownREIT MergerSub LLC, a Delaware limited liability company that is wholly owned by parent (“DownREIT MergerSub” and, together with parent and the purchaser, the “purchaser parties”), pursuant to which, after the completion of the tender offer and the satisfaction or waiver of certain conditions, the purchaser will be merged with and into us and we will survive the merger (the “merger”). In connection with the tender offer and the merger, pursuant to the merger agreement, DownREIT MergerSub or an affiliate will be merged with and into the DownREIT Partnership, with the DownREIT Partnership being the surviving limited partnership in a merger transaction that we refer to as the “DownREIT Partnership merger,” and together with the merger, the “mergers.”

The additional information contained in this Amendment No. 2 is being provided in connection with our entry into a memorandum of understanding regarding the settlement of a purported stockholder class action lawsuit related to the tender offer and the merger naming us and each of our directors as defendants. The lawsuit also named as defendants Centro Properties Group and Centro Retail Trust, both of which are affiliates of Centro and which we collectively refer to as the “Centro defendants.” The litigation is described more fully in Amendment No. 1 to Schedule 14D-9. On March 29, 2007, we and the Centro defendants entered into a memorandum of understanding with the plaintiff regarding the settlement of the litigation. In connection with the settlement, we agreed to make the additional disclosures in our Schedule 14D-9 as discussed below under Item 4. Subject to the completion of certain confirmatory discovery by counsel for the plaintiff, the memorandum of understanding contemplates that the parties will enter into a stipulation of settlement. The stipulation of settlement will be subject to customary conditions, including court approval following notice to our stockholders and consummation of the merger. In the event that the parties enter into a stipulation of settlement, a hearing will be scheduled at which the court will consider the fairness, reasonableness and adequacy of the settlement which, if finally approved by the court, will resolve all of the claims that were or could have been brought in the action being settled, including claims relating to the tender offer, the merger, the merger agreement and any disclosure made in connection therewith. In addition, in connection with the settlement, the parties contemplate that plaintiff’s counsel will petition the court for an award of attorneys’ fees and expenses to be paid by us. As part of the proposed settlement, we have agreed to pay a maximum of $420,000 to plaintiff’s counsel for reimbursement of their fees and expenses. There can be no assurance that the parties will ultimately enter into such stipulation. In such event, the proposed settlement as contemplated by the memorandum of understanding may be terminated.

The settlement will not affect the amount of the tender offer price or the merger consideration to be paid in the merger.

We and the Centro defendants vigorously deny all liability with respect to the facts and claims alleged in the lawsuit, and specifically deny that any modifications to the merger agreement or any further supplemental disclosure was required under any applicable rule, statute, regulation or law. However, to avoid the risk of delaying or otherwise imperiling the merger and the related transactions, minimize the costs of defending the lawsuits, and provide additional information to our stockholders at a time and in a manner that would not cause any delay of the merger, we and the Centro defendants agreed to the settlement described above. We and the Centro defendants further considered it desirable that the actions be settled to avoid the substantial burden, expense, risk, inconvenience and distraction of continued litigation and to fully and finally resolve the settled claims.

All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 2, except that such information is hereby amended to the extent specifically provided herein.

ITEM 4.                THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 is hereby amended to state in its entirety as follows (new text is underlined and deleted text is stricken through):

Background of the Transaction

Throughout 2005 and 2006, the publicly traded real estate industry witnessed an unprecedented level of acquisition activity across all sectors. Many of the acquisitions were fueled either by private equity firms, which had the flexibility to leverage real estate assets more aggressively than public real estate companies, or investment managers acting on behalf of institutional investors with low cost equity capital. This environment led to significant increases in the valuation of publicly traded real estate companies and competition for the acquisition of such companies was at a level not seen in recent years.

New Plan’s senior management and its board of directors closely monitored and followed this market trend and other developments throughout 2005 and 2006. From time to time, at regularly scheduled board meetings, Mr. Glenn J. Rufrano, New Plan’s chief executive officer, and the New Plan board generally discussed, without any specificity, the possibility of a strategic transaction involving the company. Nothing came of these discussions other than the understanding that the current environment necessitated that the New Plan board be open to discussing potential strategic transactions as circumstances warranted.

In addition, at board meetings throughout 2005 and 2006, Mr. Rufrano, the rest of senior management and the New Plan board discussed New Plan’s ongoing strategy as an independent company, its business and operations, and the various challenges that it and other community shopping center owners and operators faced, including interest rate volatility, the difficulty of expanding through accretive acquisitions in an extremely competitive investment environment, and limitations on the use of leverage when operating as a public company. The New Plan board and senior management team also discussed valuations of retail/shopping mall property portfolios generally, the projected value of New Plan’s assets and business using various metrics, and New Plan’s strategic plans, asset allocation and capital recycling, redevelopment and development initiatives.

In January 2006, Mr. Rufrano was approached by the financial advisor to a publicly traded real estate company that operated in the same sector as New Plan, which we refer to as Company A, regarding a potential strategic transaction involving both companies. Company A’s financial advisor provided to Mr. Rufrano a detailed presentation about Company A and the merits of a possible business combination of New Plan and Company A in a stock-for-stock transaction. Mr. Rufrano reviewed the materials and concluded that the proposal merited a discussion with the New Plan board.

On February 27, 2006, the New Plan board held its regularly scheduled board meeting, during which Mr. Rufrano updated the board on his discussions with, and his review of the materials received from, Company A’s financial advisor. Merrill Lynch & Co., which previously had provided investment banking and financial advisory services to New Plan, which we refer to as “Merrill Lynch,” made a presentation to the New Plan board regarding a possible business combination transaction with Company A. A significant amount of discussion ensued regarding the challenges that New Plan faced as a stand-alone company and the prospect of a merger that would create a larger asset base and bigger platform on which to continue to implement New Plan’s strategic plans. The New Plan board authorized the company to pursue more detailed discussions and evaluation regarding a potential transaction with Company A.

On February 28, 2006, New Plan and Company A entered into a confidentiality agreement and began exchanging due diligence information and materials. Throughout March 2006, both companies spent a considerable amount of resources conducting due diligence and financial and valuation analyses of the other company. During this time, New Plan and Company A also conducted property tours of the other company, inspecting a significant number of properties. On March 31, New Plan, Company A and their respective financial advisors met in person to discuss the material business terms of a possible transaction in greater detail. The parties met again on April 5 to further discuss the material terms of a business combination but could not agree on the valuation attributable to each other and, therefore, the exchange ratio to be used in the transaction. For a few weeks subsequent to April 5, New Plan and Company A continued to have sporadic discussions regarding ways to arrive at a valuation that both parties could agree on. Ultimately, Company A did not submit a written offer and both parties abandoned pursuing a possible transaction.

In June 2006, Mr. Rufrano was approached by the chief executive officer of another publicly traded real estate company that operated in the same sector as New Plan, which we refer to as Company B, regarding a strategic transaction pursuant to which Company B would acquire New Plan. As a result of this conversation, Mr. Rufrano and Mr. William Newman, New Plan’s chairman of the board of directors, had dinner with the chief executive officer and president of Company B to further discuss the possibility of a sale transaction. The parties determined that it was appropriate to evaluate a possible transaction and agreed to exchange information.

On July 13, New Plan and Company B entered into a confidentiality agreement. Subsequently, in July 2006, New Plan, with the assistance of Merrill Lynch, provided various due diligence and financial information, including property specific information, to Company B. In late July 2006, New Plan, Company B and their respective financial advisors met to present the additional information and to have further discussions regarding the transaction. A week or so later, Company B informed New Plan that, due to a number of reasons, it no longer had an interest in pursuing a transaction, and did not submit any written proposal or offer any specific terms regarding a potential transaction.

Throughout the remainder of 2006, New Plan continued to implement its strategic plan of recycling select assets, selectively pursuing development opportunities and evaluating potential portfolio acquisition opportunities. During this time, several transactions involving many of New

Plan’s competitors were announced. In July 2006, Kimco Realty Corporation and Pan Pacific Retail Properties Inc., publicly traded owners of neighborhood and community shopping centers, announced that they had entered into a merger agreement pursuant to which Kimco would acquire Pan Pacific for approximately $4.0 billion. Also in July 2006, Centro announced that it had agreed to acquire Heritage Property Investment Trust, another publicly traded owner of neighborhood and community shopping centers, for approximately $3.2 billion. This transaction followed the $1.2 billion acquisition by Centro of Kramont Realty Trust, an owner of community shopping centers, in 2005. Finally, in October 2006, Developers Diversified Realty Corporation, another of New Plan’s competitors, announced its agreement to acquire Inland Retail Real Estate Trust, Inc. in a transaction valued at approximately $6.2 billion.

In late 2006, JPMorgan approached New Plan to discuss the state of the market and strategic alternatives available to New Plan. One of several alternatives included a potential transaction with Centro. On December 4, through a meeting arranged by JPMorgan, Mr. Rufrano and Mr. Andrew Scott, Centro’s chief executive officer, had dinner to discuss a possible transaction. The nature of the discussion was general and did not involve any specific valuation or material terms. While the meeting was cordial and both Messrs. Rufrano and Scott were receptive to a possible transaction between the two companies, the meeting did not lead to any agreement to pursue further discussions. Around the same time, a privately-held real estate investment company, which we refer to as Company C, approached Mr. Rufrano and one of the members of the New Plan board regarding its interest in discussing a potential transaction.

At Mr. Rufrano’s request, JPMorgan and another investment bank made presentations to the New Plan board on December 14 to provide the board with an overview of the U.S. retail real estate and financial markets, various strategic alternatives that were available to New Plan and other related considerations. As part of its presentation, JPMorgan highlighted Centro and its continuing interest in expanding its U.S. retail asset base. At the meeting, the New Plan board discussed, among other things, New Plan’s progress and continuing operations as an independent company. Specifically, the New Plan board’s discussion centered around the fact that, in order for New Plan to compete more effectively with its larger and growing peers, it would be necessary to expend a significant amount of capital, management focus and resources to provide New Plan with a larger asset base.

Subsequent to the December 14 board meeting, Mr. Rufrano informed JPMorgan that New Plan was focused on remaining an independent company, with a view toward significantly increasing its assets under management. However, at the same time, Mr. Rufrano informed JPMorgan that the New Plan board remained receptive to overtures by specific companies that JPMorgan could identify as having the necessary financial resources and desire to pursue a possible strategic transaction with New Plan that would maximize stockholder value. At this time, JPMorgan informed Mr. Rufrano that Centro could be such a company. As a result, Mr. Rufrano and the New Plan board scheduled a special telephonic board meeting for January 5, 2007 to further discuss the various strategic alternatives for New Plan.

At the January 5 board meeting, Mr. Rufrano provided a presentation regarding New Plan’s strategic alternatives. Among others, one of the alternatives was an acquisition by Centro or Company C. The New Plan board discussed various benefits and drawbacks regarding the several strategic alternatives.

On January 8, Mr. Rufrano and Mr. Scott met again to discuss in general terms the possibility of a transaction involving both companies and the compatibility of the respective management teams.

On January 10, the New Plan board approved approaching Centro and Company C to evaluate, on a confidential basis, a potential strategic transaction involving New Plan, and approved retaining JPMorgan as its financial advisor. At the meeting, the New Plan board was informed that JPMorgan would be willing to provide a debt financing package to qualified interested candidates, and that separate financing teams at JPMorgan would be established to work with Centro and Company C. The Board and New Plan’s senior management believed that if JPMorgan provided pre-packaged financing to qualified interested buyers, such buyers would be able to access capital to finance the transaction on an expedited basis and with greater certainty, thereby increasing the likelihood that such buyers would be able to reach, and to reach within a shorter timeframe, a definitive agreement regarding a transaction with New Plan. JPMorgan informed Mr. Rufrano that if an interested candidate were to use JPMorgan’s debt financing package to finance a potential acquisition, JPMorgan would be unable to render a fairness opinion with respect to such transaction. Subsequent to the meeting, Mr. Rufrano discussed with Hogan & Hartson LLP, New Plan’s legal counsel, which we refer to as “Hogan & Hartson,” the possibility that JPMorgan may provide debt financing to Centro and/or Company C and discussed the advisability of the New Plan board retaining a separate financial advisor to render a fairness opinion in such event. Later in the day on January 10, Mr. Rufrano met briefly with Mr. Scott to discuss market conditions and general terms of a potential transaction, without discussing any specific details relating to such transaction.

JPMorgan, acting on the New Plan board’s directive, contacted Mr. Scott and the chief executive officer of Company C to formally invite both companies to evaluate a potential transaction with New Plan. On January 12, Mr. Rufrano and certain of New Plan’s senior management team met with the chief executive officer and other key members of the executive management team of Company C to discuss their interest in investing in the shopping center sector and in a potential transaction with New Plan. Following discussions with both Centro and Company C, on January 19, representatives from JPMorgan provided Centro and Company C with draft confidentiality agreements and an initial list of New Plan properties that the parties could visit to conduct site inspections. On January 30 and January 31, New Plan entered into confidentiality agreements with each of Centro and Company C, respectively, and shortly thereafter, Centro, Company C and their respective representatives were granted access to an electronic data room containing due diligence information and materials of New Plan that was specifically assembled for Centro and Company C. Both Centro and Company C and their representatives commenced accessing the data room and reviewing various due diligence material that were available in the data room. In addition, on February 1 and February 9, JPMorgan provided to Company C and Centro, respectively, New Plan’s management presentation materials. Also, on February 7, JPMorgan provided to each of Centro and Company C a term sheet setting forth a summary of debt financing terms under which JPMorgan would be willing to finance the transaction.

From February 1 through February 8, Centro deployed a number of representatives and expended substantial resources to conduct property tours and site inspections of New Plan’s properties. Meanwhile, Company C held discussions with New Plan’s senior management and JPMorgan regarding core and value-added assets of New Plan. During this time, representatives from JPMorgan continued to provide to Company C certain additional financial and other information prepared by New Plan. New Plan believes that Company C also conducted property tour and site inspections but Company C did not ask New Plan for any assistance in arranging such inspections.

Separately, from February 8 through February 12, Centro’s senior management team and its representatives met with the representatives from JPMorgan and the senior management team of New Plan to discuss various diligence and other matters and continued to discuss a potential transaction. During this time, Mr. Rufrano and representatives from JPMorgan also discussed with representatives of Company C similar matters. Concurrently, Centro continued to conduct tours and site inspections of New Plan properties, and by February 14, Centro had visited properties that represented over 90% of the net operating income generated by New Plan’s wholly owned properties.

Between February 1 and February 14, both Centro and Company C continued to access the electronic data room and perform due diligence on New Plan, and representatives of both parties had numerous conversations with representatives of JPMorgan and New Plan’s senior management team. In addition, during this time, representatives from Skadden, Arps, Slate, Meagher & Flom LLP, Centro’s legal counsel, which we refer to as “Skadden,” contacted representatives of Hogan & Hartson to discuss various tax and structural matters.

On February 11, Messrs. Rufrano and Scott met for dinner during which they compared their assessment of the companies’ respective management teams and discussed market conditions, integration of the companies’ U.S. offices, and general terms of a potential transaction, without discussing any specific details relating to such transaction.

On February 15, Company C contacted JPMorgan to discuss its potential offer price in general terms without submitting any written offer, but expressed concern that its potential offer price may not represent a premium over the recent stock price of New Plan. JPMorgan informed Company C’s representatives that such a proposal was not likely to be favorably received by the New Plan board.

On February 19, representatives of JPMorgan received a non-binding proposal letter from Centro. Centro’s non-binding offer letter proposed an all-cash offer of $32.25 per share of New Plan’s common stock, which consideration would be received through a merger transaction. Centro’s offer also contemplated a purchase of 100% of the outstanding units of partnership interest held by outside limited partners in the DownREIT Partnership at $32.25 per unit. The offer was not subject to any financing contingency and Centro indicated that it had completed substantially all of its due diligence and that any remaining due diligence would be limited to confirmatory diligence prior to the date of announcement of a potential transaction. In addition, the offer letter outlined the principal terms of a definitive agreement relating to the proposed acquisition, including Centro’s expectation that New Plan would be subject to provisions that would restrict New Plan’s ability to solicit alternative transactions and a break-up fee equal to 3.5% of the equity value of the proposed transaction, plus reimbursement of expenses, or approximately $136 million plus expenses based on the offer price of $32.25 per share. Centro also requested an exclusivity period through March 19, 2007 and requested that its expenses be reimbursed in the event the exclusivity was agreed to but a transaction along the lines of what Centro was proposing was not consummated within the exclusivity period. Finally, the offer letter indicated that Centro would be prepared to move promptly and expeditiously to negotiate a definitive agreement and complete its remaining due diligence of New Plan.

On February 20, the New Plan board convened a regularly scheduled meeting and Mr. Rufrano and representatives from JPMorgan and Hogan & Hartson provided the New Plan board with an overview of Centro’s offer. Hogan & Hartson also reviewed with the New Plan board its fiduciary duties in connection with any consideration of such a transaction. In addition, representatives from JPMorgan provided an overview of New Plan’s common stock price trend relative to its peer group, management’s net asset value analysis and an overview of comparable precedent transactions. The New Plan board discussed Centro’s offer and expressed concerns about the insufficient premium of Centro’s offer over the recent market price. As a result, the New Plan board directed Mr. Rufrano and representatives of JPMorgan to negotiate with Centro for a better price. Further, the New Plan board discussed the merits of offering outside limited partners of the DownREIT Partnership an opportunity to elect to receive an alternative to cash consideration, such as a class of preferred units, as was the case in several recent REIT merger transactions. The New Plan board determined that the size of the break-up fee was unacceptable, and emphasized the need to have no-shop provisions in the agreement that would allow interested parties to approach New Plan with superior proposals subject only to the payment of a reasonable break-up fee. With respect to Centro’s request for an exclusivity period, the New Plan board also determined that it was not in the best interest of the company or its stockholders to agree to such a request at this time and also emphasized the importance of New Plan’s continuing its discussions with Company C. The New Plan board authorized its senior management team, JPMorgan and Hogan & Hartson to pursue negotiations with Centro and its representatives for a potential transaction on these and other acceptable terms and conditions, and to seek clarification of some of the terms of the proposal, including any alternatives that Centro would be willing to provide to the outside limited partners of the DownREIT Partnership and its proposed treatment of New Plan’s preferred stockholders.

During the board meeting on February 20, the New Plan board also discussed the fact that Centro had decided to use a financing package submitted by JPMorgan’s separate financing team. As a result, as contemplated at the January 10 board meeting and within the terms of the JPMorgan engagement letter, the New Plan board concluded that it would be in the best interests of New Plan and its stockholders for New Plan to engage a separate financial advisor for the purpose of rendering a fairness opinion to the board with respect to any potential transaction with Centro, and authorized Mr. Rufrano to identify a reputable, nationally-recognized investment bank for this purpose.

Between February 20 and February 22, management of both New Plan and Centro and their respective representatives had a number of conversations regarding the proposal. Both Mr. Rufrano and JPMorgan continued to negotiate with Centro on potentially increasing the offer price, lowering the break-up fee and the amount of reimbursable expenses, and foregoing the exclusivity period, among other items. After numerous discussions, Centro indicated that it was considering structuring the transaction as an all-cash tender offer followed by a merger. Both New Plan and Centro agreed that such a structure could permit the proposed transaction to be consummated more quickly and would result in New Plan’s stockholders having the opportunity to receive the cash consideration earlier than they would in a traditional one-step merger. In addition, Centro verbally increased its offer to $33.00 per share, dropped its request for an exclusivity period and indicated that it would be willing to provide the outside limited partners of the DownREIT Partnership with an alternative of receiving preferred units. Centro also indicated that it intended to structure the transaction as a reverse merger with New Plan initially surviving, to be followed by a liquidation of New Plan and retirement of New Plan’s outstanding preferred stock in accordance with their terms. Further, Centro agreed in principle to reduce the breakup fee to 2.25% of the equity value of the proposed transaction, plus reimbursement of its expenses up to a maximum of $20.0 million. As is customary in tender offer transactions, the Centro proposal did not include any termination fee or liquidated damages provision in the event that Centro breached its closing obligations.

On February 21, Mr. Rufrano received a call from Company C indicating that it would be unable to propose an offer that would reflect any reasonable premium over New Plan’s current trading price. In addition, Company C also expressed concern that it would not be able to negotiate a definitive agreement and complete its remaining due diligence on an expedited basis. No further substantive discussions took place with Company C, and Company C did not submit a written offer or express any interest in continuing discussions regarding a possible transaction with New Plan.

On February 23, as contemplated at the February 20 board meeting, New Plan retained Merrill Lynch as a financial advisor with respect to the tender offer and the merger. Merrill Lynch was promptly provided with a copy of Centro’s offer letter and given access to all other relevant materials for the purpose of enabling Merrill Lynch to conduct its fairness analysis, for which it would receive a fixed fee.

On the evening of February 23, Skadden distributed an initial draft merger agreement to Hogan & Hartson, which draft agreement contemplated an all-cash tender offer followed by a merger transaction at the same per share cash consideration. On February 24, New Plan and representatives of Hogan & Hartson and JPMorgan reviewed the draft merger agreement and had numerous discussions regarding various issues with respect to the merger agreement, and starting on

February 24 and through February 27, New Plan, Centro, JPMorgan, Skadden and Hogan & Hartson negotiated various aspects of the proposed merger agreement. During this period, the parties discussed, among other things, the amounts and conditions of payment of a breakup fee and expense reimbursement, terms of Centro’s financing commitment letters, New Plan’s ability to continue to pay dividends after the first quarter of 2007, and the terms of the preferred units to be offered to the outside limited partners of the DownREIT Partnership.

On February 26, the New Plan board convened its regularly scheduled board meeting. At this meeting, Hogan & Hartson first extensively reviewed with the New Plan board its fiduciary duties with respect to considering the proposed transaction. Hogan & Hartson described the principal terms of the revised proposed merger agreement submitted by Centro and the New Plan board then discussed these terms and various related matters. JPMorgan discussed with the New Plan board the financing commitment letters that Centro proposed in draft form and the amount of financing proposed to be committed pursuant to such letters. JPMorgan and Hogan & Hartson also discussed with the New Plan board the expected guarantee by Centro of the purchaser parties’ performance and payment under the merger agreement. The New Plan board then engaged in a detailed discussion regarding various reasons for and against the transaction. Specifically, the New Plan board discussed the advantages and disadvantages of New Plan continuing to operate as an independent company. The New Plan board also discussed at length the various challenges that New Plan faced in the future, including its ability to achieve operating results on par with its key competitors, and JPMorgan, Merrill Lynch and senior management’s view that the offer price was greater than the Company’s own internally assessed net asset value, but was consistent with an internally assessed value that reflected the value of the Company’s existing platform and infrastructure to Centro. In light of these and other factors described below under “—Reasons for the Recommendation,” the New Plan board discussed the merits of the transaction and the price being offered by Centro.

JPMorgan discussed the merits of Centro’s offer when compared to various metrics and premiums paid on comparable transactions in the shopping center sector, including implied capitalization rates, values per square feet, and net asset value. The New Plan board then agreed to continue its meeting on February 27, 2007, as originally contemplated, and all the directors agreed to continue to consider the merits of the transaction and reasons for and against the transaction overnight.

Throughout the evening of February 26, 2007 and well into the early morning of February 27, 2007, representatives of Hogan & Hartson and JPMorgan continued to negotiate with Skadden regarding various items. Among other things, the parties discussed increasing the offer price from $33.00 to $33.15 per share to account for the uncertainty of the timing of the consummation of the transaction and the uncertainty of the accrual, if any, of the second quarter dividend for the quarter ending June 30, 2007, treatment of the outside limited partners of the DownREIT Partnership, the outside termination date of the merger agreement and the amount of the break-up fee and expenses. After numerous discussions, Centro agreed to increase the offer price to $33.15 and that New Plan would be permitted to pay its first quarter common stock dividend that had previously been declared on February 20, 2007, but that New Plan would not be permitted to pay any additional dividends on its common stock.

The New Plan board then continued to evaluate the proposed tender offer and merger transaction that it had considered on February 26, and Mr. Rufrano and representatives from JPMorgan and Hogan & Hartson fully updated the board on the discussions and events that took place throughout the night of February 26 and into the early morning of February 27. In advance of the meeting, each director received, among other things, a detailed written summary of the terms of the merger agreement and a summary of related documents. ~~Representatives~~At the meeting, representatives of Hogan & Hartson reviewed with the New Plan board the terms of the proposed revised merger agreement submitted by Centro, which included a final offer price of $33.15 per share. Hogan & Hartson summarized in detail the principal terms of the merger agreement and ancillary documents, including the representations and warranties, operating covenants, the provisions regarding non-solicitation of competing acquisition proposals, closing conditions for the tender offer and the merger, the absence of a financing contingency, termination provisions, termination fees and expense reimbursement provisions, the guarantees and the structure and financing of the proposed transaction. The Board again discussed the importance of preserving New Plan’s ability to entertain competing proposals from other interested parties, such as private equity and other financial buyers, that might be able to formulate a competing proposal quickly. The Board believed that the non-solicitation provisions reflected in the revised draft of the merger agreement and the amount of the termination fee being proposed, which amount was substantially lower than the original amount that Centro had initially requested, would adequately enable a serious interested party to make a competing proposal. In addition, JPMorgan and Hogan & Hartson discussed with the New Plan board the mechanics of a top-up option proposed by Centro, a customary provision in tender offer transactions. If exercised, the top-up option would permit Centro to purchase (at the same tender offer price offered to stockholders) newly issued shares of Common Stock from New Plan that, when added to the number of shares of Common Stock then owned by Centro and its affiliates, would result in Centro and its affiliates controlling sufficient votes (at least 90% under Maryland law) to be able to consummate the second-step merger without any action by or vote of New Plan’s other stockholders. JPMorgan explained to the New Plan board that the top-up option, which would be exercisable only in the event that Centro succeeds in acquiring at least a majority of the outstanding votes (thereby making the outcome of any stockholder approval a foregone conclusion). For this reason the top-up option would permit Centro to consummate the second-step merger more quickly, thereby allowing those stockholders who did not tender their shares in the tender offer to receive the merger consideration promptly. JPMorgan and Hogan & Hartson also reviewed the terms of the ~~latest~~ financing commitment that Centro would use to finance the offer and the mergers.

At the meeting, representatives of JPMorgan briefly discussed the various metrics that it had reviewed with the New Plan board on February 26 using the final offer price of $33.15 per share. In addition, representatives of Merrill Lynch reviewed the financial analysis of the proposed transaction with the New Plan board. Considerable discussion concerning the proposed transaction and the strengths and weaknesses of the transaction then ensued. Merrill Lynch then rendered its oral opinion, which was later confirmed in writing, to the New Plan board that, as of February 27, 2007 and based upon and subject to the various considerations and assumptions described therein, the proposed consideration to be received by New Plan’s common stockholders pursuant to the tender offer and the merger in accordance with the merger agreement was fair, from a financial point of view, to such stockholders. Further discussion of the proposed transaction followed, and after its deliberations, the New Plan board unanimously recommended approving the tender offer, the merger, the merger agreement and other transactions (including the top-up option discussed above) contemplated by the merger agreement, and declared the tender offer, the merger, the merger agreement and the other transactions contemplated by the merger agreement advisable, fair to, and in the best interests of New Plan and its stockholders. The principal factors considered by the New Plan board are described in greater detail under the heading “—Reasons for the Recommendation” below.

Throughout the late afternoon and into the early evening of February 27, 2007, representatives of Hogan & Hartson continued to finalize the terms of the merger agreement and related documents with Skadden. On the evening of February 27, 2007, the parties executed the merger agreement and issued a joint press release announcing the proposed transactions.

Recommendation of the Board of Directors of New Plan

On February 27, 2007, after discussion with New Plan’s management and financial and legal advisors, the New Plan board unanimously:

•        duly and validly authorized and approved the execution, delivery and performance of the merger agreement by New Plan and approved the merger, the tender offer and the consummation of the other transactions contemplated by the merger agreement;

•        determined that the tender offer, the merger, the merger agreement and the other transactions contemplated by the merger agreement are advisable, fair to, and in the best interests of New Plan and the New Plan common stockholders; and

•        determined to recommend that the New Plan common stockholders accept the tender offer and tender their shares pursuant to the tender offer, and approve the merger and the other transactions contemplated by the merger agreement.

Accordingly, the New Plan board of directors recommends that you accept the tender offer and tender your shares of New Plan’s common stock in the tender offer.

Reasons for the Recommendation

In reaching its recommendation regarding the tender offer, the merger, the merger agreement and the other transactions contemplated by the merger agreement, the New Plan board consulted with our senior management team, as well as our outside legal and financial advisors, and considered a number of factors, including the following material factors which the board of directors viewed as supporting its decision to recommend that you accept the tender offer and tender your shares of New Plan common stock in the tender offer:

•        the current and historical market prices of the shares of our common stock and the fact that the offer price of $33.15 per share that our common stockholders will receive represented an approximate 10.4% premium over the closing price of our common stock on February 26, 2007, the closing price on the day preceding the public announcement of our entering into the merger agreement, an approximate 15.8% premium to the weighted average closing price of our common stock for the 90-day period ended immediately prior to the announcement of the merger, and an approximate 17.4% premium to the weighted average closing price of our common stock for the 180-day period ended immediately prior to the announcement of the merger, and that over the 12-month period ended February 27, 2007, the day of the announcement of the merger agreement, the low price of our common stock was $22.80 per share and the high price was $30.93 per share, which also represents the all-time high price for our common stock since the commencement of trading on the New York Stock Exchange in 1972;

•        despite our past success in implementing our strategic plan, which included repositioning and improving the quality of our portfolio through redevelopment and capital recycling, our belief that the sale transaction provides a better alternative to our stockholders than pursuing our strategic plans on an ongoing basis as a result of the risks and uncertainties associated with the successful implementation of our strategic plans, including:

(a)           the high cost of acquisitions due to low capitalization rates in real estate properties generally and possible increases in interest rates;

(b)          increased competition with other real estate operating and investment companies and private real estate funds for acquisition and expansion opportunities;

(c)           increasing consolidation in the community and neighborhood shopping center sector and our ability to compete generally with larger companies that own community and neighborhood shopping centers;

(d)          continuing competition with other community and neighborhood shopping center owners for tenants; and

(e)           general risks and uncertainties in continuing to implement our strategic plans.

•        uncertainty with regard to the future performance of our assets, earnings growth and appreciation of our common stock value, especially as compared to recent periods;

•        the significant amount of cost and resources that we would be expected to incur in order to add additional assets under management and expand our platform generally to compete effectively with our peers that are larger and have more assets and continue to expand significantly;

•        the high multiples of funds from operations at which shares of REITs have been trading recently and the risk that those multiples might not be sustained, which could result in a decline in the trading price of our common stock regardless of our performance;

•        favorable conditions for sale transactions in the real estate markets generally and the retail/shopping center sector specifically, including high prices for real estate assets and low capitalization rates, the relatively low interest rate environment and the number of large portfolio acquisitions and public real estate mergers in recent years;

•        the high probability that the tender offer, the mergers and the other transactions contemplated by the merger agreement would be completed based on, among other things, Centro’s proven ability to complete large acquisition transactions on the agreed terms, including Centro’s recent acquisitions of Heritage Property Investment Trust and Kramont Realty Trust, and Centro’s extensive experience in the real estate industry, especially in the retail sector;

•        the lack of a financing condition, the amount committed by reputable financial institutions pursuant to the commitment letters that would cover the aggregate consideration to be paid pursuant to the tender offer and the mergers, and Centro’s co-obligation of the performance and payment by the buyer parties of their respective obligations under the merger agreement;

•        the fact that the form of consideration to be paid to our stockholders in the tender offer and the merger would be cash, thereby providing our stockholders with the certainty of the value of their consideration and the ability to realize immediate value for their investment;

•        the fact that the merger represents a transaction that provided the highest price to our stockholders that we had been offered after pursuing other potential transactions and discussions, including discussions with Company A, Company B and Company C;

•        the anticipated timing of consummation of the transactions contemplated by the merger agreement and the structure of the transaction as a cash tender offer, which should allow our stockholders to receive the cash consideration in a relatively short timeframe, followed by a merger in which stockholders will receive the same consideration as received by stockholders who tendered their shares in the tender offer;

•        our ability under certain circumstances, pursuant to the merger agreement, to consider and respond to a different unsolicited written acquisition proposal, and if, after consultation with our financial advisors, our board of directors determines in good faith that such acquisition proposal is a superior proposal, and determines in good faith, after consultation with legal counsel, that failure to take such action would be inconsistent with the board’s fiduciary duties to its stockholders under applicable law, and Centro chooses not to negotiate improvements to the merger agreement to make it superior, our ability to terminate the merger agreement upon the payment of a termination fee of $90.7 million, plus reimbursement of Parent’s expenses up to a maximum of $20.0 million;

•        the terms and conditions of the merger agreement, which were reviewed by our board of directors in consultation with our financial and legal advisors, and the fact that such terms were derived from arm’s-length negotiations among the parties; and

•        the financial analysis of Merrill Lynch, and its oral opinion, delivered to our board of directors on February 27, 2007 and subsequently confirmed in writing that, as of such date and based upon and subject to the various considerations and assumptions described in the opinion, $33.15 per share cash consideration to be paid to our common stockholders in the tender offer and the merger was fair, from a financial point of view, to our stockholders. The full text of Merrill Lynch’s written opinion, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex A to this solicitation/ recommendation statement and has been filed as Exhibit (a)(5) to the Schedule 14D-9 of which this solicitation/recommendation statement forms a part.

Reasons Against the Recommendation

Our board of directors also considered the following potentially negative factors in its deliberations concerning the merger agreement, the tender offer and the merger:

•        the merger would preclude our stockholders from having an opportunity to participate in the future performance of our assets, future earnings growth, future appreciation of our common stock value or future dividends that could be expected if our strategic plans were successfully implemented;

•        the significant costs involved in connection with entering into and completing the tender offer and the mergers and related disruptions to the operation of our business;

•        the restrictions on the conduct of our business prior to the completion of the tender offer and the mergers, which could delay or prevent us from undertaking business opportunities that may arise pending completion of the proposed transactions;

•        the fact that the pending transactions or failure to complete the tender offer and the mergers may cause substantial harm to relationships with our employees, joint venture partners, tenants and customers, and may divert management and employee attention away from the day-to-day operation of our business;

•        our inability to solicit different acquisition proposals and the possibility that the $90.7 million termination fee and up to $20.0 million expense reimbursement payable by us upon the termination of the merger agreement under the circumstances described in the merger agreement could discourage other potential bidders from making a competing bid to acquire us;

•        the fact that an all cash tender offer and merger consideration would be taxable to our stockholders for U.S. federal income tax purposes; and

•        the fact that some of our directors and executive officers may have interests in the tender offer and the mergers that are different from, or in addition to, those of our common stockholders (see Item 3. “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Our Executive Officers and Directors” on page 3 of this solicitation/recommendation statement).

Intent to Tender

To our knowledge, all of our directors, executive officers, affiliates or subsidiaries currently intend to tender for purchase pursuant to the tender offer all common shares owned of record or beneficially owned, other than common shares subject to options, restricted common shares and deferred share units, which will become vested and cashed out in connection with the transactions contemplated by the merger agreement, as described above in Item 3. “Past Contacts, Transactions, Negotiations and Agreements” on page 3 of this solicitation/recommendation statement.

ITEM 8.                ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs at the end of the last paragraph in the subsection entitled “—Certain Litigation” in Item 8:

On March 29, 2007, we and the Centro defendants entered into a memorandum of understanding with the plaintiff regarding the settlement of the litigation. In connection with the settlement, we agreed to make the additional disclosures in our Schedule 14D-9 as discussed above under Item 4. Subject to the completion of certain confirmatory discovery by counsel for the plaintiff, the memorandum of understanding contemplates that the parties will enter into a stipulation of settlement. The stipulation of settlement will be subject to customary conditions, including court approval following notice to our stockholders and consummation of the merger. In the event that the parties enter into a stipulation of settlement, a hearing will be scheduled at which the court will consider the fairness, reasonableness and adequacy of the settlement which, if finally approved by the court, will resolve all of the claims that were or could have been brought in the action being settled, including claims relating to the tender offer, the merger, the merger agreement and any disclosure made in connection therewith. In addition, in connection with the settlement, the parties contemplate that plaintiff’s counsel will petition the court for an award of attorneys’ fees and expenses to be paid by us. As part of the proposed settlement, we have agreed to pay a maximum of $420,000 to plaintiff’s counsel for reimbursement of their fees and expenses. There can be no assurance that the parties will ultimately enter into such stipulation. In such event, the proposed settlement as contemplated by the memorandum of understanding may be terminated.

The settlement will not affect the amount of the tender offer price or the merger consideration to be paid in the merger.

We and the Centro defendants vigorously deny all liability with respect to the facts and claims alleged in the lawsuit, and specifically deny that any modifications to the merger agreement or any further supplemental disclosure was required under any applicable rule, statute, regulation or law. However, to avoid the risk of delaying or otherwise imperiling the merger and the related transactions, minimize the costs of defending the lawsuits, and provide additional information to our stockholders at a time and in a manner that would not cause any delay of the merger, we and the Centro defendants agreed to the settlement described above. We and the Centro defendants further considered it desirable that the actions be settled to avoid the substantial burden, expense, risk, inconvenience and distraction of continued litigation and to fully and finally resolve the settled claims.

ITEM 9.  EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and restated as follows:

Exhibit Number	Description
(a)(1)	Letter to Stockholders of New Plan Excel Realty Trust, Inc., dated March 8, 2007*
(a)(2)	Offer to Purchase, dated March 8, 2007 (incorporated by reference to Exhibit (a)(1) to Schedule TO of Super MergerSub Inc. filed on March 8, 2007)
(a)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to Schedule TO of Super MergerSub Inc. filed on March 8, 2007)
(a)(4)	Section 14(f) Information Statement (incorporated by reference to Schedule 14F-1 of New Plan Excel Realty Trust, Inc. filed on March 21, 2007)
(a)(5)	Opinion of Merrill Lynch & Co., dated February 27, 2007 (included as Annex A to the Solicitation/Recommendation Statement on Schedule 14D-9)*
(a)(6)

Press Release issued jointly by New Plan Excel Realty Trust, Inc. and Centro Properties Group on February 27, 2007 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of New Plan Excel Realty Trust, Inc. filed on February 28, 2007)

(a)(7)

Email Letter to Employees of New Plan Excel Realty Trust, Inc. from Glenn J. Rufrano, dated February 27, 2007 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of New Plan Excel Realty Trust, Inc. filed on February 28, 2007)

(a)(8)

Amendment and Supplement No. 1 to the Offer to Purchase and Form of Letter of Transmittal, dated March 21, 2007 (incorporated by reference to Exhibit (a)(1)(J) to Amendment No. 1 to Schedule TO of Super MergerSub Inc. filed on March 21, 2007)

(a)(9)

Amendment and Supplement No. 2 to the Offer to Purchase, dated March 29, 2007 (incorporated by reference to Exhibit (a)(1)(K) to Amendment No. 2 to Schedule TO of Super MergerSub Inc. filed on March 29, 2007)

(e)(1)

Agreement and Plan of Merger, dated as of February 27, 2007, by and among New Plan Excel Realty Trust, Inc., Excel Realty Partners, L.P., Super IntermediateCo LLC, Super MergerSub Inc. and Super DownREIT MergerSub LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of New Plan Excel Realty Trust, Inc. filed on March 2, 2007)

(e)(2)

Commitment Letter, dated as of February 27, 2007, by and among J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., CPT Manager Limited and Centro Properties Limited (incorporated by reference to Exhibit (b)(1) to Schedule TO of Super MergerSub Inc. filed on March 8, 2007)

(e)(3)

Co-Obligor Agreement, dated as of February 27, 2007, by and among Centro Properties Limited ABN 52 006 378 365, CPT Manager Limited ABN 37 054 494 307, in its capacity as the CPT of Centro Property Trust ARSN 090 931 123, and New Plan Excel Realty Trust, Inc. (incorporated by reference to Exhibit (b)(2) to Schedule TO of Super MergerSub Inc. filed on March 8, 2007)

(e)(4)	Confidentiality Agreement, dated as of January 30, 2007, between New Plan Excel Realty Trust, Inc. and Centro Property Trust*

(e)(5)

Articles of Amendment and Restatement of the Charter of New Plan Excel Realty Trust, Inc. (incorporated by reference to Exhibit 3.01 to Amendment No. 1 to the Registration Statement on Form S-3, File No. 33-59195, of New Plan Excel Realty Trust, Inc. filed on May 9, 1995)

(e)(6)

Articles of Amendment of Articles of Amendment and Restatement of the Charter of New Plan Excel Realty Trust, Inc. (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-3, File No. 333-65211, of New Plan Excel Realty Trust, Inc. filed on October 1, 1998)

(e)(7)

Articles Supplementary classifying 150,000 shares of preferred stock as 7.80% Series D Cumulative Voting Step-Up Premium Rate Preferred Stock (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-3, File No. 333-65211, of New Plan Excel Realty Trust, Inc. filed on October 1, 1998)

(e)(8)

Articles Supplementary classifying 805,000 shares of preferred stock as 7.625% Series E Cumulative Redeemable Preferred Stock (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of New Plan Excel Realty Trust, Inc. filed on April 17, 2003)

(e)(9)

Restated Bylaws of New Plan Excel Realty Trust, Inc., effective as of February 23, 2004 (incorporating all amendments thereto through February 23, 2004) (incorporated by reference to Exhibit 3.3 to the Annual Report on Form 10-K of New Plan Excel Realty Trust, Inc. for the year ended December 31, 2004)

(e)(10)

Employment Agreement, dated as of September 25, 1998, by and between New Plan Excel Realty Trust, Inc. and Dean Bernstein (incorporated by reference to Exhibit 10.39 to the Annual Report on Form 10-K of New Plan Excel Realty Trust, Inc. for the year ended December 31, 2000)

(e)(11)	Agreement, dated February 27, 2007, by and between New Plan Excel Realty Trust, Inc. and Dean Bernstein*
(e)(12)

Employment Agreement, dated as of September 25, 1998, by and between New Plan Excel Realty Trust, Inc. and Steven F. Siegel (incorporated by reference to Exhibit 10.45 to the Annual Report on Form 10-K/A of New Plan Excel Realty Trust, Inc. for the year ended December 31, 1998)

(e)(13)	Agreement, dated February 27, 2007, by and between New Plan Excel Realty Trust, Inc. and Steven F. Siegel*
(e)(14)

Employment Agreement, dated as of March 15, 2005, by and between New Plan Excel Realty Trust, Inc. and Glenn J. Rufrano (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of New Plan Excel Realty Trust, Inc. filed on March 18, 2005)

(e)(15)	Agreement, dated February 27, 2007, by and between New Plan Excel Realty Trust, Inc. and Glenn Rufrano*
(e)(16)

Employment Agreement, dated as of April 14, 2000, by and between New Plan Excel Realty Trust, Inc. and John Roche (incorporated by reference to Exhibit 10.15 to the Quarterly Report on Form 10-Q of New Plan Excel Realty Trust, Inc. for the quarter ended March 31, 2000)

(e)(17)	Agreement, dated February 27, 2007, by and between New Plan Excel Realty Trust, Inc. and John Roche*

(e)(18)

Employment Agreement, dated as of September 14, 2000, by and between New Plan Excel Realty Trust, Inc. and Leonard Brumberg (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of New Plan Excel Realty Trust, Inc. for the quarter ended September 30, 2000)

(e)(19)	Agreement, dated February 27, 2007, by and between New Plan Excel Realty Trust, Inc. and Leonard Brumberg*
(e)(20)

Employment Agreement, dated as of March 15, 2005, by and between New Plan Excel Realty Trust, Inc. and Michael Carroll (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of New Plan Excel Realty Trust, Inc. filed on March 18, 2005)

(e)(21)	Agreement, dated February 27, 2007, by and between New Plan Excel Realty Trust, Inc. and Michael Carroll*
(e)(22)

Out-Performance Compensation Plan, effective as of February 27, 2006 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of New Plan Excel Realty Trust, Inc. for the quarter ended March 31, 2006)

(e)(23)

New Plan Excel Realty Trust, Inc. Deferred Compensation Plan, amended and restated as of February 26, 2007 (incorporated by reference to Exhibit 10.27 to the Annual Report on Form 10-K of New Plan Excel Realty Trust, Inc. for the year ended December 31, 2006)

(e)(24)

2003 Stock Incentive Plan of New Plan Excel Realty Trust, Inc., as amended and restated effective July 14, 2005 (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q of New Plan Excel Realty Trust, Inc. for the quarter ended September 30, 2005)

*                    Previously filed with Schedule 14D-9 of New Plan Excel Realty Trust, Inc. on March 8, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this solicitation/recommendation statement is true, complete and correct.

NEW PLAN EXCEL REALTY TRUST, INC.
By:	/s/ Steven F. Siegel
	Name:	Steven F. Siegel
	Title:	Executive Vice President
General Counsel and Secretary

Dated: March 29, 2007